SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                   APRIL 2001


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X Form 40-F ___
                                     ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes ___ No X
                                            ---

April 30, 2001



The Nasdaq Stock Market
1735 K Street, N.W.
Washington, DC 20006
USA

Dear Sirs:

Enclosed please find the following press releases filed herewith under cover of Form 6-K (one manually signed and two conformed copies) for Sapiens International Corporation N.V.

Sapiens Enables 3M France to Achieve Euro Compliance 10 Months Ahead of Scheduled Deadline

AXA Insurance (UK) Uses Sapiens to Assist with Delivery of Motor Insurance on the Web

Delta Lloyd General Insurance Completes Euro Transition Project

Sapiens Leverages IBM Websphere with Market Leading eMerge Technology


These documents have been filed simultaneously with the Securities and Exchange Commission.

Respectfully,


Steve Kronengold
General Counsel

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                          (Registrant)




Date: April 30, 2001                               By:  ________________________
                                                            Steve Kronengold
                                                             General Counsel

[GRAPHIC OMITTED]

                                               FOR ADDITIONAL INFORMATION
                                                   Itzick Sharir
                                                   Chief Executive Officer
                                                   Sapiens International
                                                   Tel: +1-877-554-2426
                                                        +972-8-938-2905
                                                   E-mail: ITZICK.S@SAPIENS.COM


              SAPIENS ENABLES 3M FRANCE TO ACHIEVE EURO COMPLIANCE
                      10 MONTHS AHEAD OF SCHEDULED DEADLINE

Research Triangle Park, NC-April 17, 2001-Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that 3M France, a subsidiary of 3M (NYSE : MMM), a global leader in the consumer, office, healthcare and other major markets, has achieved full euro compliance 10 months ahead of the scheduled deadline.

Sapiens has successfully completed the migration to the euro, enabling 3M France's major applications to use the euro as their functional currency. The comprehensive euro migration project included critical business applications involving customers, suppliers as well as corporate accounting. 3M is now able to process all of these functions in either euro or French Francs, at the customer's preference.

Commenting on the completion of the project, Mr. Malek Zanzouri, CIO of 3M France, said: "Sapiens demonstrated a keen understanding of our business as well as technical needs during the entire life cycle of the project. We were particularly impressed by Sapiens' innovative methods, which allowed for maximum project flexibility and enabled us to beat our project deadline. We are already exploring the possibility of expanding our relationship with Sapiens through additional IT projects."

Mr. Saadia Essoudry, Vice President, Sapiens France, added: "3M France is the first 3M subsidiary to go live with a successful euro conversion, while 3M subsidiaries in nine additional European Countries with whom we are working, will soon go live as well. This project's success in France is indicative of an efficient customer oriented project management approach that we have applied on a pan-European basis. We look forward to extending our relationship with 3M through other offerings, including our flagship eMerge solution."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at HTTP://WWW.SAPIENS.COM.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]

                                              FOR ADDITIONAL INFORMATION
                                                   Yitzhak Sharir
                                                   Chief Executive Officer
                                                   Sapiens International
                                                   Tel: +1-877-554-2426
                                                        +972-8-938-2905
                                                   E-mail: ITZICK.S@SAPIENS.COM


                 AXA INSURANCE (UK) USES SAPIENS TO ASSIST WITH
                     DELIVERY OF MOTOR INSURANCE ON THE WEB

Research Triangle Park, NC- April 9, 2001 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that the company's eMerge(TM) technologies and methodologies are playing a major role in the development of AXA Insurance's Motor Quotation (and sales) system.

This new system substantially speeds up the motor insurance process, enabling potential customers to obtain and accept insurance quotations on-line. It then registers the policy and automatically issues the policy documents. Sapiens' eMerge technologies and methodologies provide the key integration layers to the system's component elements.

"The introduction of web-based motor insurance was a major project for AXA," says Dave Sutcliffe, e-Business Technology Manager, AXA Insurance (UK). "We had worked very successfully with Sapiens in the past and it was the company's ability to deliver a solution rapidly to integrate the web-based motor quotation with our mainframe policy administration application that won Sapiens this contract. Now, with no changes to the legacy application, Sapiens has pulled together all the different components of our solution to give us a new speedy route to the web for our products."

Yair Spitzer, Vice President, Sapiens (UK) Ltd, says: "This is a classic example of the way our eMerge solution can help our customers fully exploit their existing IT assets in their move into e-Commerce. Sapiens' particular expertise is in resolving integration issues which are currently a major barrier to e-Commerce across the insurance industry and we were delighted to be able to assist AXA on such an important project."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensureS a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at HTTP://WWW.SAPIENS.COM.

                                       ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]

                                              FOR ADDITIONAL INFORMATION
                                                   Itzick Sharir
                                                   Chief Executive Officer
                                                   Sapiens International
                                                   Tel:  +1-877-554-2426
                                                         +972-8-938-2905
                                                   E-mail: ITZICK.S@SAPIENS.COM

                  DELTA LLOYD GENERAL INSURANCE COMPLETES EURO
                               TRANSITION PROJECT

Research Triangle Park, NC-April 23, 2001-Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that it has successfully completed its euro migration project at Delta Lloyd General Insurance, a leading insurance company in the Netherlands, on time and within budget.

The euro transition project consisted of various phases, including the mapping of Delta Lloyd's system components into a configuration repository, impact analysis and the currency migration. All applications are ready to operate in the euro, which enables Delta Lloyd to transact business in euro without delay.

Commenting on the completion of the project, Mr. Frans Klijn, Delta Lloyds Euro Implementation Manager, said: "This project is an example of an extremely well performed project. Sapiens' solution is comprehensive, efficient and was tailored to Delta Lloyd's needs."

Mr. Menachem Senft, Managing Director of Sapiens Netherlands, added: "The successful completion of this comprehensive euro migration project on time and within budget speaks volumes about our project capabilities. I look forward to expanding our longstanding relationship with Delta Lloyd through our other offerings, such as the Sapiens eMerge line of business solutions."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at HTTP://WWW.SAPIENS.COM.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]

                                             FOR ADDITIONAL INFORMATION
                                                   Itzick Sharir
                                                   Chief Executive Officer
                                                   Sapiens International
                                                   Tel:  +1-877-554-2426
                                                         +972-8-938-2905
                                                   E-mail: ITZICK.S@SAPIENS.COM

               SAPIENS LEVERAGES IBM WEBSPHERE WITH MARKET LEADING
                               EMERGE TECHNOLOGY

     SAPIENS DELIVERS ENTERPRISE TRANSACTION LOGIC SERVER FOR IBM WEBSPHERE

April 2nd, 2001 Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced an extended relationship with IBM (NYSE: IBM), to integrate WebSphere* software with Sapiens' market-leading enterprise transaction server, eMerge. Organizations with legacy S/390* and AS/400* systems can seamlessly harness and extend their business logic with their e-business platform, save on development costs, maximize innate business intelligence and accelerate their time-to-value.

"WebSphere is the industry's most flexible and reliable software family, consisting of industry-leading products to help a company start simple with Web publishing and quickly grow to enterprise-scale transaction processing," David Chew, Director of WebSphere Enterprise Transaction Software, IBM. "The combination of Sapiens' offering with IBM WebSphere will enable customers quickly develop applications while leveraging business intelligence to maximize the value of their e-business efforts."

Typical multi-tier environments support a resource-intensive transactional layer which is handled by eMerge, while the mid-tier user interaction layer is built with IBM Web Studio, IBM VisualAge* for Java and/or WebSphere Commerce Suite. The runtime environment is controlled by IBM WebSphere Application Server, which calls Sapiens' application components to execute the back-end business logic.

"Sapiens and IBM have consistently provided exceptional value to our organization and our clients through their solutions," said Jon Graves, Director at The Principal Financial Group(R). "This announcement shows a strong commitment to build integrated business-critical solutions, which is paramount in today's market. Our eMerge application for The Principal Express Processing system today handles more than 1.2 million transactions every day through our interfaces, including Websphere, delivering consistent service to our clients."

"WebSphere is a critical part of our solution offering and this announcement is just the genesis of our integration strategy," said Gil Arbel, executive vice president, Sapiens International. "Our presence in the AS/400 and S/390 markets with our eMerge technology and WebSphere integration will help to uncover great business opportunities for organizations worldwide."

Sapiens eMerge business rules eliminates the need for manually written scripts or code, narrowing the gap between concept and reality for fully operational, mission-critical, transactional applications. Developers with little or no programming experience can quickly deploy complex e-business applications. Today's fast paced market demands fast time to market while containing development costs, and Sapiens' eMerge integrated development environment, flexible solutions and quick deployment with Rapid Architecture & Application Development (RAAD) methodology equates to a lower total cost of ownership and faster return on investment.

The Principal, one of the nation's 401(K) leaders, is an example of how organizations are linking their legacy systems to their web application layer to boost system ROI. At The Principal, retirement plan processing runs on an S/390, including CICS, DB2 and Sapiens' eMerge, also utilizing MQSeries to handle message management to over 30 servers. Significant cost savings are attributed to their web-based interfaces where users can access and modify information related to their retirement accounts.

ABOUT IBM'S (NYSE: IBM) WEBSPHERE SOFTWARE

WebSphere is Internet infrastructure software -- known as middleware -- that enables companies to develop, deploy and integrate next-generation e-business applications, such as those for business-to-business e-commerce. WebSphere supports business applications from simple Web publishing through enterprise-scale transaction processing. WebSphere transforms the way businesses manage customer, partner and employee relationships. More information about the WebSphere software platform is on the Web at http://www.ibm.com/websphere.

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of enterprise-wide solutions for the rapid development of mission-critical software applications, including those associated with the emergence of e-business. The Company provides comprehensive software solutions that substantially improve software developer productivity, reduce the cost of building and maintaining software applications, and preserve investment in legacy systems. These solutions integrate the Company's core rules-based, object-oriented technology, efficient rapid architected application development (RAAD) methodology, and comprehensive consulting expertise. Applying proven technologies, including its flagship eMerge offering, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, the Principal Financial Group, Prudential and Siemens and other multinational corporations.

You are invited to visit us on the World Wide Web at HTTP://WWW.SAPIENS.COM.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

**Indicates trademark or registered trademark of International Business Machines
  Corporation.

All other trademarks are the properties of their respective companies.